UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 22 and 1)*

                         RIGGS NATIONAL CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $2.50 per share
                       (Title of Class of Securities)

                                 766570 10 5
                               (CUSIP Number)

                             Lawrence I. Hebert
                   Suite 301, 800 Seventeenth Street, N.W.
                    Washington, D.C. 20006 (202) 789-2130
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              April 27, 1994
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box. [   ]

Check the following box if a fee is being paid with the statement. [   ] (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

THIS SCHEDULE 13D AMENDMENT CONSTITUTES A JOINT FILING PURSUANT TO RULE 13d-1(f)(1) AND SERVES AS AMENDMENT NUMBER 22 TO THE SCHEDULE 13D PREVIOUSLY FILED BY JOE L. ALLBRITTON AND AMENDMENT NUMBER 1 TO THE SCHEDULE 13D PREVIOUSLY FILED BY BARBARA B. ALLBRITTON.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 27, 1994, Mrs. Allbritton entered into a pledge agreement with Smith Barney Shearson Inc., a broker-dealer registered under the Securities Exchange Act of 1934, whereby she pledged the 1,330,000 Shares as security in connection with a margin account loan payable on demand in the amount of $4,422,500.00. The agreement contains standard default provisions. The security interest and other rights of the broker-dealer take precedence over the irrevocable proxy granted to Mr. Allbritton with respect to these Shares.


Item 7.   EXHIBITS.

     Pledge Agreement dated April 27, 1994 between Barbara B. Allbritton and Smith Barney Shearson Inc., as Pledgee.


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          July 30, 1994

                                    /s/ Joe L. Allbritton


                                      Joe L. Allbritton


                                    /s/ Barbara B. Allbritton


                                      Barbara B. Allbritton